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                                                           SEC FILE NUMBER
                                                                0-23396

                                                           CUSIP NUMBER

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 FORM 12b-25


                         NOTIFICATION OF LATE FILING


(Check One):   |_| Form 10-KSB    |_| Form 20-F   |_| Form 11-K
               |X| Form 10-QSB    |_| Form N-SAR
         For Period Ended: September 30, 1998
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         ---------------------------

--------------------------------------------------------------------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
           Nothing in this form shall be construed to imply that the
           Commission has verified any information contained herein.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

Pacific Biometrics, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


25651 Atlantic Ocean Drive
Suite A-1
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
Lake Forest, CA 92630
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |X|         (a)      The reasons described in reasonable detail in
                            Part III of this form could not be eliminated
                            without unreasonable effort or expense;
       |X|         (b)      The subject annual report, or semi-annual report,
                            transition report on Form 10-K, Form 20-F,
                            Form 11-K, Form N-SAR, or portion thereof, will be
                            filed on or before the fifteenth calendar day
                            following the prescribed due date; or the subject
                            quarterly report or transition report on Form 10-Q,
                            or portion thereof, will be filed on or before the
                            fifth calendar day following the prescribed due
                            date; and
                   (c)      The accountant's statement or other exhibit required
                            by Rule 12b-25(c) has been attached if applicable.
       | |

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The Company was delayed in preparation of its Quarterly Report on Form 10-QSB due to reductions in administrative and accounting staff.

PART  IV - OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Neil S. Belloff, Esq.                 (212)              969-3208
--------------------------------------------------------------------------------
         (Name)                             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                     |X|  Yes          |_|  No
--------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     |X| Yes           |_|  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment "A".
--------------------------------------------------------------------------------


                            Pacific Biometrics, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 16, 1998                By: /s/ Peter B. Ludlum
      -----------------                    ---------------------------------
                                           Peter B. Ludlum
                                           Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                 ATTACHMENT "A"


                            PACIFIC BIOMETRICS, INC.
                      (a company in the development stage)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              For the Three Month Periods Ended September 30, 1998
              and 1997, and For the Period from Inception (December
                           1992) to September 30, 1998
                                   (unaudited)

                                                           Three Month Period               For the Period
                                                           Ended September 30,              from Inception
                                                  ------------------------------------    (December 1992) to
                                                       1998                    1997       September 30, 1998
                                                       ----                    ----      -------------------
Revenues                                          $    306,954            $    638,347    $  7,841,197
                                                  ------------            ------------    ------------

Operating expenses:
   Laboratory expense and cost of goods sold           316,948                 394,680       5,990,308
   Research and product development                    509,841                 462,234       5,148,506
  Selling, general and administrative                  579,389                 439,785       6,721,939
  Purchased in-process research and development              0                       0       6,373,884
  Amortization of intangible assets                    200,452                  15,625       1,223,474
                                                  ------------            ------------    ------------

       Total operating expenses                      1,606,630               1,312,324      25,458,111
                                                  ------------            ------------    ------------

Operating loss                                      (1,299,676)               (673,977)    (17,616,914)
                                                  ------------            ------------    ------------

Other income (expense):
  Interest expense                                     (69,859)                (13,474)       (463,640)
  Interest income                                       12,201                  63,406         303,665
  Grant and other income                                   965                     164          74,073
                                                  ------------            ------------    ------------
                                                       (56,693)                 50,096         (85,902)
                                                  ------------            ------------    ------------

Net loss                                           $(1,356,369)           $   (623,881)   $(17,702,816)
                                                  ------------            ------------    ------------
                                                  ------------            ------------    ------------

Basic and diluted loss per share                   $     (0.38)           $      (0.17)   $     (11.25)
                                                  ------------            ------------    ------------
                                                  ------------            ------------    ------------

Number of shares used in per-share calculation       3,709,671               3,705,522       1,757,380
                                                  ------------            ------------    ------------
                                                  ------------            ------------    ------------

Results of Operations:

Comparison of the three month periods ending September 30, 1998 and 1997:

      Rounded to Nearest             Three
       Thousand Dollars             Months
      ------------------            ------

Revenues:
Ending 9/30/98                      $ 307      Revenues for both quarters are almost entirely comprised of
Ending 9/30/97                      $ 638      laboratory service revenue.  Revenues were higher for the quarter
Dollar variance                     $(331)     ended 9/30/97 due to work performed on a large contract that was
Percent variance                      (52)%    not replaced.

Laboratory expenses and cost of goods sold:
Ending 9/30/98                       $ 317     The decrease is related directly to the lower level of laboratory
Ending 9/30/97                       $ 395     service revenues.
Dollar variance                      $(78)
Percent variance                      (20)%

Research and product development:
Ending 9/30/98                       $ 510     The increase is related to the Company's funding of continuing
Ending 9/30/97                       $ 462     research related to development of technology license
Dollar variance                      $  48     opportunities, product development and support of product
Percent variance                        10%    introduction in Europe.

Selling, general and administration expenses:
Ending 9/30/98                       $ 579     The increase is primarily due to increased legal and accounting fees
Ending 9/30/97                       $ 440     and increased severance costs as a result of reductions in staff
Dollar variance                      $ 139     during this period.
Percent variance                       32%

Amortization of intangible assets:
Ending 9/30/98                       $ 200     The increase is due to the inclusion of non-cash amortization of the
Ending 9/30/97                       $  16     Sudormed license.
Dollar variance                      $ 184
Percent variance                     1150%

Total other income (expense):
Ending 9/30/98                     $  (57)     The additional net expense is due to both the inclusion of imputed
Ending 9/30/97                     $   50      interest on the Sudormed license obligation and on a decline in
Dollar variance                    $ (107)     interest income.
Percent variance                     (214)%

Net income (loss):
Ending 9/30/98                    $(1,356)     The increased net loss is due to lower sales, inclusion of imputed
Ending 9/30/97                    $  (624)     interest, lower interest income, higher research and development and
Dollar variance                   $  (732)     selling, general and administrative costs, partially offset by reductions
Percent variance                     (117)%    in staff.